Exhibit 99.1

Arco to Provide Supplemental Materials for Extraordinary General Meeting of Shareholders

São Paulo, Brazil, November 16, 2023 – Arco Platform Limited (Nasdaq: ARCE) (“Arco” or the “Company”), a leading operating system for K-12 schools, previously announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on December 4, 2023 at 9:00 a.m. (Brasilia time), at Rua Augusta 2840, 16th floor, Consolação, São Paulo — SP, Brazil, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of August 10, 2023, among the Company, Achieve Holdings (“Achieve”) and Achieve Merger Sub, a wholly owned subsidiary of Achieve, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the merger.

The Company began mailing the notice and proxy statement relating to the EGM (collectively, the “Proxy Statement”) on or about November 10, 2023.

The form of Surviving Company Amended and Restated Memorandum and Articles of Association, which was to serve as Appendix II to the Plan of Merger (attached as Annex A-2 to the Proxy Statement), which is the subject of Proposal No. 2 at the EGM, was inadvertently omitted from the Proxy Statement as mailed to the Company’s shareholders. The Surviving Company Amended and Restated Memorandum and Articles of Association can be accessed on Arco’s website (https://investor.arcoplatform.com/financials/others/) or by clicking here.

Any shareholder of the Company who has any questions concerning Proposal No. 2 or his, her or its vote with respect to Proposal No. 2, or concerning any other matter related to the EGM, should contact the Company’s Investor Relations Department at IR@arcoeducacao.com.br.

Additional Information About the Merger

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto (the “Schedule 13E-3”), as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website www.sec.gov. Shareholders who have questions or requests for assistance in completing and submitting proxy cards or need additional copies of the definitive proxy statement or the proxy card should contact Innisfree M&A Incorporated, the proxy solicitor, at +1 (877) 750-8307 (toll-free from the United States and Canada) or +1 (412) 232-3651 (from other countries).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered millions of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This announcement contains forward-looking statements, including, but not limited to, the anticipated timing of closing the transaction and statements regarding the funding and consummation of the transactions. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur on the timeline anticipated, or at all, if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, or if the regulatory review process takes longer than anticipated and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement to be filed by the Company. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Further information on these and other factors is included in filings the Company makes with the SEC from time to time, including the section titled “Risk Factors” in the Company’s most recent Form 20-F, as well as the Form 6-K and Schedule 13E-3 (which includes the proxy statement) filed by the Company. These documents are available (or will be available when filed) on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/

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